EXHIBIT 99.1

FirstService Reports Solid Third Quarter Results

Colliers International Delivers Strong Year Over Year Growth

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Revenues (millions)	$ 530.4	$ 451.1	$ 1,434.2	$ 1,237.4
Adjusted EBITDA (millions) (note 1)	45.7	43.5	110.3	97.1
Adjusted EPS (note 2)	0.61	0.60	1.23	1.15

TORONTO, Oct. 27, 2010 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV), preferred shares – (TSX:FSV.PR.U) today reported results for its third quarter ended September 30, 2010. All amounts are in U.S. dollars.

Revenues for the third quarter were $530.4 million, an 18% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $45.7 million, up 5% from $43.5 million and Adjusted EPS (note 2) was $0.61, versus $0.60 reported in the prior year quarter. GAAP EPS from continuing operations was $0.18 per share in the quarter, compared to $0.16 for the same quarter a year ago.

For the nine months ended September 30, 2010, revenues were $1.43 billion, a 16% increase relative to the comparable prior year period, while Adjusted EBITDA was $110.3 million, up 14%, and Adjusted EPS was $1.23, up 7%. GAAP EPS from continuing operations for the nine month period was $0.24, compared to a loss of $1.45 in the prior year period.

"Overall, we are pleased with our third quarter results. Colliers International demonstrated strong revenue growth in the United States, Canada and Australia, while continuing to invest in its global platform. Revenues in Residential Property Management and Property Services also grew relative to the prior year quarter despite difficult market conditions," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "With a strong balance sheet, low leverage ratios and significant financing capacity, FirstService is well positioned to continue generating strong growth for the balance of the year and beyond," he added.

About FirstService Corporation

FirstService Corporation is a global diversified leader in the rapidly growing real estate services sector, providing services in commercial real estate, residential property management and property services. Industry-leading service platforms include Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates over US$1.9 billion in annual revenues and has more than 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $222.7 million for the third quarter, up 43% relative to the prior year quarter. Revenue growth was comprised of 32% internal growth measured in local currencies, a 4% favourable impact from foreign currency translation and 7% growth from recent acquisitions. Internal growth was primarily driven by sharp year over year revenue increases in the United States, Canada and Australia. Adjusted EBITDA was $8.8 million, up 134% from $3.8 million reported in the prior year quarter. Third quarter results were negatively impacted by $2.0 million in Colliers International global re-branding costs, which are expected to continue being incurred throughout the balance of 2010 and the first half of 2011.

Residential Property Management revenues were $181.6 million for the third quarter, up 4% relative to the prior year quarter. Revenue growth was comprised of 1% internal growth and 3% from recent acquisitions. Adjusted EBITDA for the quarter was $19.4 million, up 10% versus $17.6 million in the prior year period.

Property Services revenues totalled $126.1 million, up 5% from $120.3 million in the prior year period, attributable evenly to franchising and foreclosure services growth. Adjusted EBITDA for the third quarter was $22.2 million, down 8% versus $24.2 million in the prior year quarter, primarily due to the Field Asset Services property preservation and foreclosure services operations. Foreclosure services margins were consistent with margins in each of the past three quarters and, relative to the prior year quarter, were affected by increases in the scope of client engagements.

Corporate costs were $5.4 million in the third quarter, relative to $3.6 million in the prior year period. Consistent with the second quarter, the current quarter's results were primarily impacted by higher performance-based compensation accruals and foreign currency translation of Canadian dollar-denominated expenses.

Deferred Income Tax Valuation Allowance

During the third quarter, the Company recorded an increase in its valuation allowance with respect to deferred income tax assets, which increased income tax expense by $6.8 million and decreased GAAP earnings per share by $0.21. In the prior year quarter, the valuation allowance amounted to $3.6 million, or $0.11 per share. For the nine months ended September 30, 2010, the increase to income tax expense and reduction to GAAP earnings per share were $13.3 million and $0.41, respectively (2009 - $18.5 million and $0.58, respectively). The valuation allowance relates to tax loss carry-forwards in the Company's Commercial Real Estate operations, which remain available to offset income tax over the next 17 to 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, October 27, 2010 at 11:00 a.m. Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations before non-controlling interest share of earnings, income taxes, interest, depreciation, amortization, goodwill impairment charges, acquisition-related items, stock-based compensation expense and cost containment expense. The Company uses this measure to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses this measure in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes this measure is a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2010	2009	2010	2009

Net earnings (loss) from continuing operations	$ 14,366	$ 16,678	$ 35,677	$ (15,990)
Income tax	12,491	12,036	23,452	31,220
Other expense (income)	836	(3,499)	3,748	(4,553)
Interest expense, net	4,541	2,928	13,196	8,622
Operating earnings	32,234	28,143	76,073	19,299
Depreciation and amortization	11,642	12,077	35,240	35,694
EBITDA	43,876	40,220	111,313	54,993
Goodwill impairment charge	--	--	--	29,583
Acquisition-related items	1,131	--	(3,080)	--
Stock-based compensation expense	661	1,525	2,079	4,696
Cost containment	--	1,766	--	7,841
Adjusted EBITDA	$ 45,668	$ 43,511	$ 110,312	$ 97,113

2. Reconciliation of net earnings (loss) and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted diluted net earnings per common share from continuing operations is defined as diluted net earnings per common share from continuing operations plus the effect, after income tax, of: (i) the non-controlling interest redemption increment recognized in connection with the accounting standards on non-controlling interests ("NCI"); (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items; (v) stock-based compensation expense; (vi) cost containment expense and (vii) deferred income tax valuation allowances related to tax loss carry-forwards. The Company believes adjusted earnings per share is a useful measure of operating performance because it enhances the comparability of operating results from period to period. This is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2010	2009	2010	2009

Net earnings (loss) attributable to common shareholders	$ 5,370	$ 4,793	$ 7,138	$ (45,604)
Non-controlling interest redemption increment	2,643	6,940	8,863	17,787
Company share of net loss from discontinued operations, net of tax	--	19	--	2,973
Acquisition-related items	1,131	--	(3,080)	--
Amortization of intangible assets	4,510	4,949	14,519	16,202
Goodwill impairment charge	--	--	--	29,583
Stock-based compensation expense	661	1,525	2,079	4,696
Cost containment	--	1,766	--	7,841
Realized gain on available-for-sale securities	--	(3,545)	--	(4,488)
Income tax on adjustments	(1,806)	(1,534)	(5,759)	(8,187)
Deferred income tax valuation allowance	6,792	3,563	13,262	18,521
Non-controlling interest on adjustments	(712)	(672)	411	(5,381)
Adjusted net earnings from continuing operations	$ 18,589	$ 17,804	$ 37,433	$ 33,943

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2010	2009	2010	2009

Net earnings (loss) per common share from continuing operations	$ 0.18	$ 0.16	$ 0.24	$ (1.45)
Non-controlling interest redemption increment	0.09	0.24	0.29	0.60
Acquisition-related items	0.03	--	(0.04)	--
Amortization of intangible assets, net of tax	0.09	0.10	0.29	0.33
Goodwill impairment charge	--	--	--	0.93
Stock-based compensation expense, net of tax	0.01	0.03	0.04	0.09
Cost containment, net of tax	--	0.04	--	0.17
Realized gain on available-for-sale securities	--	(0.08)	--	(0.10)
Deferred income tax valuation allowance	0.21	0.11	0.41	0.58
Adjusted diluted net earnings per common share	$ 0.61	$ 0.60	$ 1.23	$ 1.15

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2010	2009	2010	2009

Revenues	$ 530,418	$ 451,080	$ 1,434,181	1,237,433

Cost of revenues	332,008	275,469	890,130	762,397
Selling, general and administrative expenses	153,403	135,391	435,818	390,460
Depreciation	7,132	7,128	20,721	19,492
Amortization of intangible assets	4,510	4,949	14,519	16,202
Goodwill impairment charge	--	--	--	29,583
Acquisition-related items (1)	1,131	--	(3,080)	--
Operating earnings	32,234	28,143	76,073	19,299
Interest expense, net	4,541	2,928	13,196	8,622
Other expense (income)	836	(3,499)	3,748	(4,553)
Earnings before income tax	26,857	28,714	59,129	15,230
Income tax (2)	12,491	12,036	23,452	31,220
Net earnings (loss) from continuing operations	14,366	16,678	35,677	(15,990)
Discontinued operations, net of income tax (3)	--	(19)	--	(3,248)
Net earnings (loss)	14,366	16,659	35,677	(19,238)
Non-controlling interest share of earnings	3,828	2,401	12,100	1,003
Non-controlling interest redemption increment	2,643	6,940	8,863	17,787
Net earnings (loss) attributable to Company	7,895	7,318	14,714	(38,028)
Preferred share dividends	2,525	2,525	7,576	7,576
Net earnings (loss) attributable to common shareholders	$ 5,370	$ 4,793	$ 7,138	$ (45,604)

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.18	$ 0.16	$ 0.24	$ (1.45)
Discontinued operations	--	--	--	(0.10)
	$ 0.18	$ 0.16	$ 0.24	$ (1.55)

Diluted
Continuing operations	$ 0.18	$ 0.16	$ 0.24	$ (1.45)
Discontinued operations	--	--	--	(0.10)
	$ 0.18	$ 0.16	$ 0.24	$ (1.55)

Adjusted diluted net earnings per common share from continuing operations (4)	$ 0.61	$ 0.60	$ 1.23	$ 1.15

Weighted average common shares (thousands)
Basic	30,245	29,442	30,018	29,401
Diluted	30,494	29,548	30,265	29,433

Notes to Condensed Consolidated Statements of Earnings

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.

(2) Income tax expense for the three months ended September 30, 2010 includes a $6,792 valuation allowance related to deferred income tax assets (2009 - $3,563); income tax expense for the nine months ended September 30, 2010 includes a $13,262 valuation allowance (2009 - $18,521).

(3) Amount shown is before NCI share. For the three months ended September 30, 2010, NCI share of discontinued operations was nil (2009 – nil); for the nine months ended September 30, 2010, NCI share of discontinued operations was nil (2009 – ($275)).

(4) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2010	December 31, 2009

Assets
Cash and cash equivalents	$ 94,893	$ 99,778
Restricted cash	4,426	5,039
Accounts receivable	253,285	214,285
Inventories	10,008	9,458
Prepaid expenses and other current assets	56,211	53,733
Current assets	418,823	382,293
Other non-current assets	43,529	46,479
Fixed assets	80,523	75,939
Goodwill and intangible assets	533,429	504,819
Total assets	$ 1,076,304	$ 1,009,530

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 301,213	$ 269,668
Other current liabilities	30,097	29,008
Long-term debt - current	40,464	22,347
Current liabilities	371,774	321,023
Long-term debt - non-current	191,952	213,647
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	32,770	27,606
Deferred income tax	40,622	40,052
Non-controlling interests	168,898	164,168
Shareholders' equity	193,288	166,034
Total liabilities and equity	$ 1,076,304	1,009,530

Supplemental balance sheet information
Total debt	$ 309,416	$ 312,994
Total debt excluding convertible debentures	232,416	235,994
Total debt, net of cash	214,523	213,216
Total debt excluding convertible debentures, net of cash	137,523	136,216

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2010	2009	2010	2009

Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$ 14,366	$ 16,678	$ 35,677	$ (15,990)
Items not affecting cash:
Depreciation and amortization	11,642	12,077	35,240	35,694
Goodwill impairment charge	--	--	--	29,583
Deferred income tax	(3,776)	(1,547)	(7,002)	879
Other	3,195	721	(1,298)	1,837

Changes in operating assets and liabilities	18,884	4,905	(2,190)	(26,572)
Discontinued operations	--	6,573	--	621
Net cash provided by operating activities	44,311	39,407	60,427	26,052

Investing activities
Acquisition of businesses, net of cash acquired	(9,132)	(51)	(13,595)	(5,225)
Purchases of fixed assets	(8,037)	(7,233)	(23,157)	(18,548)
Other investing activities	(771)	11,456	3,505	8,442
Discontinued operations	--	307	--	(167)
Net cash (used in) provided by investing activities	(17,940)	4,479	(33,247)	(15,498)

Financing activities
Increase in long-term debt, net	(16,982)	(32,035)	(6,577)	15,786
Purchases of non-controlling interests	(2,405)	(8,993)	(19,593)	(29,098)
Dividends paid to preferred shareholders	(2,525)	(2,525)	(7,576)	(7,576)
Other financing activities	(1,532)	(3,900)	(2,540)	(9,444)
Net cash used in financing activities	(23,444)	(47,453)	(36,286)	(30,332)

Effect of exchange rate changes on cash	1,737	1,757	4,221	3,149

Increase (decrease) in cash and cash equivalents	4,664	(1,810)	(4,885)	(16,629)

Cash and cash equivalents, beginning of period including cash held by discontinued operations	90,229	65,230	99,778	80,049

Cash and cash equivalents, end of period including cash held by discontinued operations	$ 94,893	$ 63,420	$ 94,893	$ 63,420

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended September 30

2010
Revenues	$ 222,675	$ 181,579	$ 126,138	$ 26	$ 530,418
Adjusted EBITDA	8,817	19,448	22,177	(5,435)	45,007
Stock-based compensation					661
					45,668
Operating earnings	943	16,984	19,715	(5,408)	32,234

2009
Revenues	$ 155,984	$ 174,757	$ 120,305	$ 34	$ 451,080
Adjusted EBITDA	2,008	17,646	24,180	(3,614)	40,220
Stock-based compensation					1,525
Cost containment	1,766				1,766
	3,774				43,511

Operating earnings	(4,338)	14,720	21,457	(3,696)	28,143

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Nine months ended September 30

2010
Revenues	$ 593,903	$ 497,602	$ 342,569	$ 107	$ 1,434,181
Adjusted EBITDA	22,726	47,574	52,332	(14,399)	108,233
Stock-based compensation					2,079
					110,312
Operating earnings	6,806	38,481	45,254	(14,468)	76,073

2009
Revenues	$ 417,043	$ 489,271	$ 331,020	$ 99	$ 1,237,433
Adjusted EBITDA	(13,516)	46,074	60,414	(8,396)	84,576
Stock-based compensation					4,696
Cost containment	7,841				7,841
	(5,675)				97,113

Operating earnings	(62,827)	37,403	53,351	(8,628)	19,299
CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500